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[VINSON&ELKINS LETTERHEAD]

September 6, 2006

Via Facsimile—(202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:
Timothy Levenberg
Carmen Moncada-Terry

Re:
Plains All American Pipeline, L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 18, 2006
File No. 333-135712

Dear Tim:

        On behalf of Plains All American Pipeline, L.P. ("Plains") and further to our telephone conversation yesterday (the "Call") with Timothy Levenberg and Carmen Moncada-Terry of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), this letter sets forth below (i) the persons participating in the Call from each of Plains, Vinson & Elkins L.L.P. ("V&E") and Baker Botts L.L.P. ("Baker Botts"); (ii) Plains' draft revisions to the "Material Federal Income Tax Consequences" section of Plains' Registration Statement on Form S-4 (the "Registration Statement") containing the joint proxy statement/prospectus (the "Joint Proxy") of Plains and Pacific Energy Partners, L.P. ("Pacific"); and (iii) V&E's and Baker Botts' draft revisions to Exhibits 8.1 and 8.2 of the Registration Statement, respectively.

Participants on the Call

        The participants present on the Call from Plains were as follows:

  •
  Tim Moore, Vice President, General Counsel and Secretary

  •
  Ann Gullion, Senior Counsel—Securities

  •
  A. Patrick Diamond, Director—Strategic Planning

        The participants present on the Call from V&E were as follows:

  •
  David Oelman, Partner—Corporate

  •
  William Finnegan, Partner—Corporate

  •
  Alan Beck, Partner—Corporate

  •
  John Lynch, Partner—Tax

  •
  Tim Fenn, Partner—Tax

  •
  Robert Kimmel, Associate—Corporate

        The participants present on the Call from Baker Botts were as follows:

  •
  Kelly Rose, Partner—Corporate

  •
  Gregory Nelson, Partner—Tax

  •
  Dmitri Verenyov, Associate—Tax

  •
  Breen Haire, Associate—Corporate

Draft revisions to Tax Consequences section of the Registration Statement

        Plains and Pacific propose to revise the "Material Federal Income Tax Consequences" of the Registration Statement in the manner reflected under Annex A attached hereto.

Draft revisions to tax opinion exhibits

        The opinions of V&E and Baker Botts that will be filed as Exhibits 8.1 and 8.2, respectively, to Amendment No. 2 to the Registration Statement have been revised to include the merger opinions of V&E and Baker Botts previously included as Exhibits 8.3 and 8.4, respectively. The text of the merger opinions has been revised as requested by the Staff. We direct the Staff to Annexes B and C attached hereto, which set forth revised, marked drafts of Exhibits 8.1 and 8.2. Exhibits 8.3 and 8.4 to the Registration Statement will be removed from the Exhibit Table in Amendment No. 2 to the Registration Statement.

        If you have any further questions or comments, please call Alan Beck at (713) 758-3638 or Tim Moore at (713) 646-4484.

Sincerely,
VINSON & ELKINS L.L.P.
By:	/s/ ALAN BECK Alan Beck
cc:
Tim Moore (Plains)
Kelly Rose (Baker Botts)

ANNEX A

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following is a discussion ~~summarizes~~ of the material U.S. federal income tax consequences of the merger that are applicable to Plains unitholders and Pacific unitholders, as well as the material U.S. federal income tax considerations that are applicable to owning Plains common units received in the merger. Unless otherwise noted, the description of the law and the legal conclusions set forth in the discussion relating to the consequences of the merger to Plains and its unitholders and the consequences of holding Plains units are the opinion of Vinson & Elkins L.L.P., counsel to Plains, as to the material United States federal income tax consequences relating to those matters. Unless otherwise noted, the description of the law and the legal conclusions set forth in the discussion relating to the consequences of the merger to Pacific and its unitholders are the opinion of Baker Botts L.L.P., counsel to Pacific, as to the material United States federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Internal Revenue Code of 1986, or Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

        This discussion does not purport to be a complete discussion of all federal income tax consequences of the merger or unit ownership. Moreover, the discussion focuses on Plains unitholders and Pacific unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens, other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, or IRAs, real estate investment trusts, or REITs, or mutual funds, traders in securities that elect to mark-to-market, affiliates of each of Plains' and Pacific's general partners, or persons who hold Plains common units or Pacific common units as part of a hedge, straddle or conversion transaction. Also, the discussion assumes that the Plains common units and Pacific common units are held as capital assets at the time of the merger. Accordingly, Plains strongly urges each Plains unitholder and Pacific unitholder to consult with, and depend upon, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the merger and subsequent ownership and disposition of Plains common units received in the merger.

The Merger

        No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. ~~It is a condition of closing, however, that:~~ Plains and Pacific have, however, each received the opinion of their respective counsel regarding the tax consequences of the merger.

  •
  Plains ~~receive~~ has received an opinion of its counsel, Vinson & Elkins L.L.P., dated [as of the date hereof] to the effect that for U.S. federal income tax purposes:

  •
  none of Plains, its general partner or its subsidiaries will recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code);

  •
  no gain or loss will be recognized by Plains unitholders as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and

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  90% of the combined gross income of Pacific and Plains for the most recent four complete calendar quarters ending before the closing date of the merger for which the necessary financial information is available are from sources treated as "qualifying income" within the meaning of Section 7704(d) of the Code.~~; and~~

It is a condition to the closing of the merger that this opinion be affirmed by counsel effective as of the closing date. Plains is not aware of any facts that will prevent counsel from affirming its opinion.

  •
  Pacific ~~receive~~has received an opinion of Baker Botts L.L.P., dated [as of the date hereof] to the effect that for U.S. federal income tax purposes:

  •
  none of Pacific, its general partner or its subsidiaries will recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and

  •
  no gain or loss will be recognized by Pacific unitholders as a result of the merger (other than with respect to cash received in lieu of fractional Plains common units and any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code).

It is a condition to the closing of the merger that this opinion be affirmed by counsel effective as of the closing date. Pacific is not aware of any facts that will prevent counsel from affirming its opinion.

The opinions of counsel will assume that the merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this joint proxy statement/prospectus. In addition, the tax opinions delivered to Plains and Pacific will be based on certain factual representations made by officers of Plains, Pacific and their respective general partners.

        Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions and the opinions and statements made hereafter in this joint proxy statement/prospectus will be sustained by a court if contested by the IRS.

        If either Plains or Pacific waives the receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this joint proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited.

        For federal income tax purposes, the merger will be treated as a contribution by Pacific of all of its assets and liabilities to Plains in exchange for Plains common units followed by a liquidation of Pacific in which Plains common units are distributed to the Pacific common unitholders in exchange for their Pacific common units. Except as described below with respect to a net decrease in a unitholder's share of nonrecourse liabilities and the receipt of cash in lieu of fractional Plains common units, no gain or loss will be recognized by a Pacific unitholder or a Plains unitholder as a result of the merger. Following the merger, a Pacific unitholder that receives Plains common units will be treated as a partner in Plains.

        Because the merger will be treated as a contribution by Pacific of all of its assets to Plains in exchange for Plains common units followed by a liquidation of Pacific in which Plains common units are distributed to the Pacific common unitholders, a Pacific common unitholder's holding period for Plains common units received in the merger will not be determined by reference to the holding period of the unitholder's Pacific common units. Instead, a Pacific common unitholder's holding period for the Plains common units received in the merger that are attributable to Pacific's capital assets or assets used in its business as defined in Section 1231 of the Code will include Pacific's holding period in those assets. The holding period for Plains common units received by a Pacific unitholder attributable to other assets of Pacific, such as inventory and receivables, will begin on the day following the merger.

        A Pacific unitholder's initial tax basis for his Plains common units received in the merger will be equal to his tax basis in the Pacific common units exchanged therefor, plus his share of Plains nonrecourse liabilities immediately following the merger, minus his share of Pacific nonrecourse liabilities immediately before the merger.

        As a result of the merger, a Pacific unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such unitholder's share of Pacific nonrecourse liabilities immediately before the merger over such unitholder's share of the Plains nonrecourse liabilities immediately following the merger. Similarly, a Plains common unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such unitholder's share of the Plains nonrecourse liabilities immediately before the merger over such unitholder's share of the Plains nonrecourse liabilities immediately following the merger. If the amount of the deemed cash distribution received by a Pacific common unitholder or a Plains common unitholder exceeds such unitholder's basis in its partnership interest, such unitholder will recognize gain in an amount equal to such excess.

        A unitholder's share of the nonrecourse liabilities is determined under Section 752 of the Code and regulations promulgated thereunder. The application of these rules in the context of the merger is complex and subject to uncertainty. While there can be no assurance, Plains and Pacific do not anticipate that there will be a material decrease in the amount of nonrecourse liabilities allocable to a Pacific common unitholder or a Plains common unitholder as a result of the merger.

        The treatment of the exchange of Pacific common units for Plains common units in the merger as a tax-free exchange (except with respect to a net decrease in a unitholder's share of nonrecourse liabilities and the receipt of cash in lieu of fractional Plains common units) as described above is dependent upon each of Plains and Pacific being treated as a partnership for federal income tax purposes. If either Plains or Pacific were treated as a corporation for federal income tax purposes, the exchange would likely be a taxable transaction for a Pacific common unitholder. Please read "—Partnership Status."

        A Pacific unitholder who receives cash instead of a fractional Plains common unit in the merger will generally recognize gain or loss equal to the difference between the amount of cash received and the unitholder's adjusted tax basis allocable to such fractional common unit.

        Pacific uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. As a result of the merger, Pacific's taxable year will end and Pacific will be required to file a final federal income tax return for the taxable year ending upon the date the merger is effected. Each Pacific unitholder will be required to include in income his share of income, gain, loss and deduction for this period. In addition, a Pacific unitholder who has a taxable year ending on a date other than December 31 and after the date the merger is effected must include his share of income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of income, gain, loss and deduction from Pacific.

Tax Consequences of Owning Plains Common Units

        No ruling has been or will be requested from the IRS regarding any matter affecting Plains following the merger or the consequences of owning Plains common units received in the merger. Instead, Plains will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to such matters. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the opinions and statements made below will be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the Plains common units and the prices at which Plains common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner of Plains. Furthermore, the tax treatment of ownership of Plains common units may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        ~~For~~ The following discussion is the opinion of Vinson & Elkins L.L.P. as to the material United States federal income tax consequences of owning Plains common units received in the merger. Except for the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

  •
  the treatment of a unitholder whose Plains common units are loaned to a short seller to cover a short sale of Plains common units (please read "—Tax Consequences of Plains Common Unit Ownership—Treatment of Short Sales");

  •
  whether Plains' monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read "—Disposition of Plains Common Units—Allocations Between Transferors and Transferees");

  •
  whether Plains' method for depreciating Section 743 adjustments is sustainable (please read "—Tax Consequences of Plains Common Unit Ownership—Section 754 Election"); and

  •
  whether a Pacific unitholder will be able to utilize suspended passive losses related to his Pacific common units to offset income from Plains common units.

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

        Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. Plains estimates that less than 4% of its gross income after the completion of the merger is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by Plains, Pacific and their general partners and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of the combined gross income of Plains and Pacific constitutes qualifying income.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Plains, the Plains operating partnerships or Pacific as partnerships for federal income tax purposes or whether Plains' operations generate "qualifying income" under Section 7704 of the Code. Instead, Plains will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below, Plains and the Plains operating partnerships will each be classified as a partnership for federal income tax purposes.

        In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by Plains and its general partner. The representations made by Plains and its general partner upon which counsel has relied include:

  •
  Neither Plains nor the Plains operating partnerships will elect to be treated as a corporation; and

  •
  For each taxable year, more than 90% of Plains' gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Code.

        If Plains fails to meet the Qualifying Income Exception, other than as a result of a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, Plains will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in it. This contribution and liquidation should be tax-free to unitholders and Plains so long as Plains, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Plains would be treated as a corporation for federal income tax purposes.

        If Plains were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and its net income would be taxed at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of the current or accumulated earnings and profits of Plains, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his Plains common units, or taxable capital gain, after the unitholder's tax basis in his Plains common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Plains common units.

        The discussion below is based on Vinson & Elkins L.L.P.'s opinion that Plains will be classified as a partnership for federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of Plains will be treated as partners of Plains for federal income tax purposes. Also:

  •
  assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and

  •
  unitholders whose Plains common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Plains common units, will be treated as partners of Plains for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of Plains common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of Plains common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to the record holders of Plains common units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

        A beneficial owner of Plains common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Plains Common Unit Ownership—Treatment of Short Sales."

        Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Plains for federal income tax purposes.

Tax Consequences of Plains Common Unit Ownership

        Flow-through of Taxable Income.    Plains will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of the income, gains, losses and deductions of Plains without regard to whether corresponding cash distributions are received by him. Consequently, Plains may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of the income, gains, losses and deductions for the taxable year ending with or within his taxable year. The taxable year of Plains ends on December 31.

        Treatment of Distributions.    Distributions by Plains to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his Plains common units immediately before the distribution. Cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Plains common units, taxable in accordance with the rules described under "—Disposition of Plains Common Units" below. Any reduction in a unitholder's share of Plains liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent distributions by Plains cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in Plains because of the issuance of additional Plains common units will decrease his share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his Plains common units, if the distribution reduces the unitholder's share of Plains' "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with Plains in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

        Basis of Plains Common Units. A unitholder's initial tax basis for his Plains common units received in the merger will be equal to his tax basis in the Pacific common units exchanged therefor, plus his share of Plains nonrecourse liabilities, minus his share of Pacific nonrecourse liabilities immediately before the merger. That initial tax basis will be increased by his share of Plains income and by any increases in his share of Plains nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions, by the unitholder's share of Plains losses, by any decreases in his share of Plains nonrecourse liabilities and by his share of Plains' expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of Plains debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of nonrecourse liabilities. Please read "—Disposition of Plains Common Units—Recognition of Gain or Loss."

        Limitations on Deductibility of Losses.    The ability of a unitholder to deduct his share of Plains losses is limited first by his basis and the amount he has at risk, and second, by application of the passive loss rules.

        The deduction by a unitholder of his share of Plains losses will first be limited to the tax basis in his Plains common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to Plains activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years as income from such activity to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a Plains common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his Plains common units, excluding any portion of that basis attributable to his share of Plains nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his Plains common units, if the lender of those borrowed funds owns an interest in Plains, is related to the unitholder or can look only to the Plains common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's Plains common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of Plains nonrecourse liabilities.

        Second, the passive loss limitation rules generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitation rules are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by Plains will be available to offset only passive income generated by Plains in the future and will not be available to offset income from other passive activities or investments, including Plains' investments or investments in other publicly traded partnerships, or salary or active business income.

        Passive losses that are not deductible because they exceed a unitholder's share of income Plains generates may be deducted in full when he disposes of his entire ownership interest in Plains in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of Plains net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

        There is no guidance as to whether suspended passive activity losses of Pacific common units will be available to offset passive activity income that is allocated to a former Pacific common unitholder from Plains activities after the merger. The IRS may contend that Plains is not the same partnership as Pacific and, accordingly, the passive loss limitation rules will not allow use of such losses until such time as all of such unitholder's Plains common units are sold. A Plains common unitholder may take the position, however, that Plains should be deemed a continuation of Pacific for this purpose such that any suspended Pacific losses would be available to offset Plains taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Vinson & Elkins L.L.P. is unable to opine as to whether suspended passive activity losses arising from Pacific activities will be available to offset Plains taxable income allocated to a former Pacific common unitholder following the merger. If you have losses with respect to Pacific common units, please consult your tax advisor.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

  •
  interest on indebtedness properly allocable to property held for investment;

  •
  Plains' interest expense attributed to portfolio income; and

  •
  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Plains common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to unitholders. In addition, the unitholder's share of Plains' portfolio income will be treated as investment income.

        Entity-Level Collections.    If Plains is required or elects under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, it is authorized to pay those taxes from its funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, Plains is authorized to treat the payment as a distribution to all current unitholders. Plains is authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Plains common units and to adjust later distributions so that after giving effect to these distributions the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by Plains as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if Plains has a net profit, items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in Plains. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If Plains has a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests to the extent of their positive capital accounts and, second, to the general partner.

        Specified items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to Plains by the general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a Pacific unitholder as a result of the merger will be essentially the same as if the tax basis of Plains' assets were equal to their fair market value at the time of merger. Conversely, specified items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property deemed contributed to Plains by Pacific in the merger. The effect of these allocations to a Plains unitholder as a result of the merger will be essentially the same as if the tax basis of Pacific assets were equal to their fair market value at the time of merger. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although Plains does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Plains income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        Under these rules, in the event that Plains is required to divest itself of certain assets following the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or to otherwise satisfy regulatory requirements, all or a portion of any gain recognized as a result of such divestitures of Pacific assets may be required to be allocated to the pre-merger Pacific unitholders and all or a portion of any gain recognized as a result of such divestitures of Plains assets may be required to be allocated to the pre-merger Plains unitholders. No special distributions will be made to the unitholders with respect to any tax liability resulting from such allocations.

        An allocation of items of Plains income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner's book capital account credited with the fair market value of Contributed Property, and "tax" capital account credited with the tax basis of Contributed Property referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in Plains, which will be determined by taking into account all the facts and circumstances, including his relative contributions to Plains, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

        Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "—Tax Consequences of Plains Common Unit Ownership—Section 754 Election" and "—Disposition of Plains

Common Units—Allocations Between Transferors and Transferees," allocations under the Plains partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

        Treatment of Short Sales. A unitholder whose Plains common units are loaned to a "short seller" to cover a short sale of Plains common units may be considered as having disposed of those units. If so, he would no longer be a partner for those Plains common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

  •
  any of Plains' income, gain, loss or deduction with respect to those Plains common units would not be reportable by the unitholder;

  •
  any cash distributions received by the unitholder as to those Plains common units would be fully taxable; and

  •
  all of these distributions would appear to be ordinary income.

        Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose Plains common units are loaned to a short seller to cover a short sale of Plains common units; therefore unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Plains common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Plains Common Units—Recognition of Gain or Loss."

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of Plains income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Plains strongly recommends that unitholders consult with their tax advisors as to the impact of owning Plains common units on their liability for the alternative minimum tax.

        Tax Rates.    In general the highest effective U.S. federal income tax rate for individuals currently is 35% and the maximum U.S. federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

        Section 754 Election.    Plains has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits Plains to adjust a Plains common unit purchaser's tax basis in Plains' assets ("inside basis") under Section 743(b) of the Code to reflect his purchase price. This election does not apply to a person who purchases Plains common units directly from Plains. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in Plains' assets will be considered to have two components (1) his share of the tax basis in Plains' assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Treasury regulations under Section 743 of the Code require that, if the remedial allocation method is adopted (which Plains has adopted), a portion of the Section 743(b) adjustment attributable to recovery property be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under the Plains partnership agreement, its general partner is authorized to take a position to preserve the uniformity of Plains common units even if that position is not consistent with these Treasury regulations. Please read "—Tax Treatment of Operations" and "—Uniformity of Plains Common Units."

        Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, Plains intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships and is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury regulation Section 1.167(c)-1(a)(6), but the Internal Revenue Service has not to Plains' knowledge challenged the method. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Plains will apply the rules described in the Treasury regulations and legislative history. If Plains determines that this position cannot reasonably be taken, it may take a depreciation or amortization position under which all purchasers acquiring Plains common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Plains' assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Plains Common Units."

        A Section 754 election is advantageous if the transferee's tax basis in his Plains common units is higher than those units' share of the aggregate tax basis of Plains' assets immediately prior to the transfer. In that case, as a result of the election the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of Plains' assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his Plains common units is lower than those units' share of the aggregate tax basis of the Plains' assets immediately prior to the transfer. Thus the fair market value of the Plains common units may be affected either favorably or unfavorably by the election.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Plains' assets and other matters. For example, the allocation of the Section 743(b) adjustment among the Plains' assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by Plains to its tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than Plains' tangible assets. There are no assurances that the determinations Plains makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in Plains' opinion the expense of compliance exceed the benefit of the election, it may seek permission from the IRS to revoke its Section 754 election. If permission is granted a subsequent purchaser of Plains common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    Plains uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of income, gain, loss and deduction for Plains' taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Plains common units following the close of Plains' taxable year but before the close of his taxable year must include his share of income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of income, gain, loss and deduction. Please read "—Disposition of Plains Common Units—Allocations Between Transferors and Transferees."

        Tax Basis, Depreciation and Amortization.    The tax basis of Plains' assets will be used for purposes of computing depreciation and cost recovery deductions and ultimately gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of Plains' assets and their tax basis immediately prior to the merger will be borne by Plains' general partner, its affiliates and the Plains unitholders as of that time, and the federal income tax burden associated with the difference between the fair market value of Pacific's assets and their tax basis immediately prior to the Merger will be borne by the Pacific unitholders as of that time. Please read "—Tax Consequences of Plains Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, Plains may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Plains is not entitled to any amortization deductions with respect to any goodwill conveyed to it on formation. Property subsequently acquired or constructed may be depreciated using accelerated methods permitted by the Code.

        If Plains disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property Plains owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in Plains. Please read "—Tax Consequences of Plains Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Plains Common Units—Recognition of Gain or Loss."

        Valuation and Tax Basis of Plains Properties.    The federal income tax consequences of the ownership and disposition of Plains common units will depend in part on Plains' estimates of the relative fair market values, and the initial tax bases, of Plains' assets. Although Plains may from time to time consult with professional appraisers regarding valuation matters, it will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Plains Common Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of Plains common units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of the Plains nonrecourse liabilities. Because the amount realized includes a unitholder's share of the Plains nonrecourse liabilities, the gain recognized on the sale of Plains common units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions in excess of cumulative net taxable income for a Plains common unit that decreased a unitholder's tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder's tax basis in that unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in Plains common units, on the sale or exchange of a Plains common unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of Plains common units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" Plains owns. The term unrealized receivables includes potential recapture items including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a Plains common unit and may be recognized even if there is a net taxable loss realized on the sale of a Plains common unit. Thus a unitholder may recognize both ordinary income and a capital loss upon a sale of Plains common units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations under Section 1223 of the Code allow a selling unitholder who can identify Plains common units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis Plains common units to sell as would be the case with corporate stock, but, according to the Treasury regulations, may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of Plains common units transferred must consistently use that identification method for all subsequent sales or exchanges of Plains common units. Plains strongly recommends that a unitholder considering the purchase of additional Plains common units or a sale of Plains common units purchased in separate transactions consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  •
  a short sale;

  •
  an offsetting notional principal contract; or

  •
  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, Plains' taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of Plains common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of Plains' assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring Plains common units may be allocated income, gain, loss and deduction realized after the date of transfer.

        Section 706 of the Code requires that tax items attributable to an interest in a partnership that is sold during a taxable year be allocated between the transferor and the transferee. Regulations promulgated under Section 706 of the Code require that the allocation method used be "reasonable." There is no direct or indirect controlling authority addressing what constitutes a reasonable method in the context of a publicly traded partnership, and accordingly Vinson & Elkins L.L.P. is unable to opine on the validity of Plains' method of allocating income and deductions between unitholders.

        While we cannot assure you that Plains' method will not be challenged by the Internal Revenue Service, Plains believes the method is reasonable and has been advised by Vinson & Elkins L.L.P. that the decision to use this method is a reasonable interpretation of the regulations. Under the method, all of the Plains' income or loss attributable to a transferred unit is allocated to a unitholder, whether the transferor or transferee, and will be includable in a unitholder's federal income tax return and thus subject to federal income tax. The method is the same method generally used by publicly traded partnerships (including Pacific) to avoid overly burdensome tax accounting associated with the public trading of units, and the Internal Revenue Service has not to Plains' knowledge challenged the method. If this method is not allowed under the Treasury regulations, Plains taxable income or losses might be reallocated among the unitholders. Plains is authorized to revise its method of allocation between unitholders as well as among unitholders whose interests vary during a taxable year to conform to a method permitted under future Treasury regulations.

        A unitholder who owns Plains common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification Requirements. A unitholder who sells or exchanges Plains common units is required to notify Plains in writing of that sale or exchange within 30 days after the sale or exchange. Plains is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

        Constructive Termination.    Plains will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a 12 month period. A constructive termination results in the closing of Plains' taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Plains' taxable year may result in more than 12 months of Plains' taxable income or loss being includable in his taxable income for the year of termination. Plains would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of deductions for depreciation. A termination could also result in penalties if Plains were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Plains to, any tax legislation enacted before the termination.

Uniformity of Plains Common Units

        Because Plains cannot match transferors and transferees of Plains common units, it must maintain uniformity of the economic and tax characteristics of the Plains common units to a purchaser of these units. In the absence of uniformity, it may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the Plains common units. Please read "—Tax Consequences of Plains Common Unit Ownership—Section 754 Election."

        Plains intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 even though that position may be inconsistent with Treasury regulation Section 1.167(c)-1(a)(6). Please read "—Tax Consequences of Plains Common Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Plains will apply the rules described in the Treasury regulations and legislative history. If Plains determines that this position cannot reasonably be taken, it may adopt a depreciation and amortization position under which all purchasers acquiring

Plains common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Plains' property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if Plains determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If Plains chooses not to utilize this aggregate method, it may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any Plains common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of Plains common units might be affected and the gain from the sale of Plains common units might be increased without the benefit of additional deductions. Please read "—Disposition of Plains Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of Plains common units by employee benefit plans, other tax exempt organizations, nonresident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans are subject to federal income tax on unrelated business taxable income. Virtually all of the income of Plains allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

        Nonresident aliens and foreign corporations, trusts or estates that own Plains common units will be considered to be engaged in a trade or business in the United States because of the ownership of the units. As a consequence they will be required to file federal tax returns to report their share of Plains income, gain, loss or deduction and pay federal income tax at regular rates on their share of Plains net income or gain. Under rules applicable to publicly traded partnerships, Plains will withhold at applicable rates on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to Plains' transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

        In addition, because a foreign corporation that owns Plains common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of Plains income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a Plains common unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a Plains common unit if he has owned less than 5% in value of the Plains common units during the five-year period ending on the date of the disposition and if the Plains common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information Returns and Audit Procedures.    Plains intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of the income, gain, loss and deduction for Plains' preceding taxable year. In preparing this information, which will not be reviewed by counsel, Plains will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. There are no assurances that those positions will yield a result that conforms to the requirements of the Code, Treasury regulations or administrative interpretations of the IRS. Neither Plains nor Vinson & Elkins L.L.P. can assure that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the Plains common units.

        The IRS may audit Plains' federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder's return could result in adjustments not related to Plains' returns as well as those related to Plains' returns.

        Partnerships generally are treated as separate entities for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names Plains' general partner as Plains' Tax Matters Partner.

        The Tax Matters Partner will make some elections on Plains' behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in Plains' returns. The Tax Matters Partner may bind a unitholder with less than a 1% interest in Plains' profits to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment, and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on Plains' return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in Plains as a nominee for another person are required to furnish the following information to Plains:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is

  (1)
  a person that is not a U.S. person,

  (2)
  a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

  (3)
  a tax-exempt entity;

  •
  the amount and description of Plains common units held, acquired or transferred for the beneficial owner;

    and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Plains common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $l00,000 per calendar year, is imposed by the Code for failure to report that information to Plains. The nominee is required to supply the beneficial owner of the Plains common units with the information furnished to Plains.

        Accuracy-related Penalties.    An addition to tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  •
  for which there is, or was, "substantial authority," or

  •
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include Plains. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, Plains must disclose the pertinent facts on its return. In addition, Plains will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

        Reportable Transactions.    If Plains were to engage in a "reportable transaction," Plains (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million. Plains' participation in a reportable transaction could increase the likelihood that its federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures" above.

        Moreover, if Plains were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-related Penalties;"

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

  •
  in the case of a listed transaction, an extended statute of limitations.

Plains does not expect to engage in any "reportable transactions."

Foreign, State, Local and Other Tax Considerations

        In addition to federal income taxes, each unitholder will be subject to other taxes, including foreign, state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Plains does business or owns property or in which the unitholder is a resident. Although an analysis of those various taxes is not presented here, each unitholder should consider their potential impact on his ownership of Plains common units. Plains will own property or conduct business in Canada and in most states of the United States. A unitholder may be required to file income tax returns and to pay taxes in various jurisdictions and may be subject to penalties for failure to comply with such requirements. Some of the jurisdictions may require Plains, or Plains may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the applicable jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the applicable jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return in that jurisdiction. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by Plains. Please read "—Tax Consequences of Plains Common Unit Ownership—Entity-Level Collections." Based on current law and Plains' estimate of its future operations, Plains' general partner anticipates that any amounts required to be withheld will not be material. Plains may also own property or do business in additional jurisdictions in the future.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including foreign jurisdictions, of his ownership of Plains common units. Accordingly, Plains and Pacific strongly recommend that each unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all federal, foreign, U.S. state and local tax returns that may be required of him. Counsel has not rendered an opinion on the foreign, U.S. state or local tax consequences of owning Plains common units.

ANNEX B

EXHIBIT 8.1

[Vinson & Elkins L.L.P. Letterhead]

~~August 18,~~September [    ], 2006

Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002

Re:
Merger of Pacific Energy Partners, L.P. with and into Plains All American Pipeline, L.P.

Ladies and Gentlemen:

        ~~In connection with the registration statement on Form S-4 (the "Registration Statement") filed by Plains All American Pipeline, L.P., a Delaware limited partnership ("Plains"), relating to~~ We have acted as counsel to you in connection with (i) the merger (the "Merger") contemplated by the Merger Agreement, dated as of June 11, 2006 (the "Merger Agreement"), by and among Plains All American Pipeline, L.P. ("Plains"), Plains AAP, L.P., Plains All American GP, LLC, Pacific Energy Partners, L.P. ("Pacific"), Pacific Energy Management LLC and Pacific Energy GP, LP and (ii) the registration statement on Form S-4, as amended (File no. 333-135712) (the "Registration Statement") filed by Plains relating to the Merger. In connection therewith, you have requested our opinion ~~regarding the description in the Registration Statement of the material tax consequences of (i) the Merger~~as to certain federal income tax matters relating to Plains and its unitholders~~and (ii) the holding of Plains units~~.

        In preparing our opinion, we have examined the Merger Agreement and the Registration Statement, including the joint proxy statement/prospectus that forms a part of the Registration Statement. In addition, we have examined such other documents, instruments and information as we considered necessary to enable us to express this opinion. Our opinion is also based on (1) the accuracy of the representations, statements and facts concerning the Merger set forth in the Merger Agreement (including, without limitation, the exhibits thereto) and the Registration Statement and have assumed that such representations, statements and facts will be accurate and complete as of the closing date of the Merger (as if made as of such time), (2) the consummation of the Merger in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and the Registration Statement, (3) the accuracy of the representations made by Plains and Pacific with respect to certain factual matters (including the representations set forth in the letters dated ~~August 18, 2006,~~September [    ], 2006) and have assumed that such representations will be accurate and complete as of the closing date of the Merger (as if made as of such time), and (4) financial information provided to us by you and Pacific.

        Based on the foregoing, under currently applicable U.S. federal income tax law (i) none of Plains, its general partner or its subsidiaries will recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) no gain or loss will be recognized by Plains unitholders as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (iii) 90% of the combined gross income of Pacific and Plains for the most recent four complete calendar quarters ending before the closing date of the Merger for which the necessary financial information is available are from sources treated as "qualifying income" within the meaning of Section 7704(d) of the Code, and (iv) unless otherwise noted in such discussion, the description of the law and the legal conclusions set forth in the discussion under the caption "Material Federal Income Tax Consequences" in the Registration Statement relating to the consequences of the Merger to Plains and its unitholders and of the holding of Plains units constitutes our opinion as to the material federal income tax consequences of the Merger to Plains and its unitholders and of the holding of Plains units.

        Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis. There can be no assurance that our conclusions will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code, the regulations thereunder, or the interpretation thereof by the courts or the Internal Revenue Service.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. This consent does not constitute an admission that we are "experts" within the meaning of such term as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,
/s/ VINSON & ELKINS L.L.P. Vinson & Elkins L.L.P.

ANNEX C

[Baker Botts Letterhead]

~~August 18,~~September 5, 2006

Pacific Energy Partners, L.P.
5900 Cherry Avenue
Long Beach, California 90805

Re:
Merger of Pacific Energy Partners, L.P. with and into Plains All American Pipeline, L.P.

Ladies and Gentlemen:

        We have acted as counsel to Pacific Energy Partners, L.P., a Delaware limited partnership ("Pacific"), in connection with the merger (the "Merger"), as defined and described in the Agreement and Plan of Merger datde as of June 11, 2006 (the "Merger Agreement"), by and among Plains All American Pipeline, L.P. ("Plains"), Plains AAP, L.P., Plains All American GP LLC, Pacific, Pacific Energy Management LLC, and Pacific Energy GP, LP. A registration statement on Form S-4 relating to the Merger was filed with the U.S. Securities and Exchange Commission (the "Commission") on July 12, 2006 (Registration No. 333-135712) (with all amendments thereto through the date hereof, the "Registration Statement"). Any capitalized term used and not defined herein has the meaning given to it in the Merger Agreement.

        ~~We have examined the Merger Agreement and~~For purposes of the opinions set forth below, we have relied, with the consent of Pacific and the consent of Plains, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in (1) the Merger Agreement, (2) the Registration Statement, including the joint proxy statement/prospectus that forms a part of the Registration Statement. ~~In addition, we have reviewed certain certificates of~~, (3) the certificates of the officers of the general partner of Pacific, and (4) the certificates of the officers of the general partner of Plains. ~~and we have relied on such certificates with respect to certain factual matters that we have not independently established. This opinion assumes~~. We have assumed that such factual statements and representations will be accurate and complete as of the date hereof and as of the Closing Date (as if made as of such dates) and that all such factual statements and representations made to the knowledge of any person or entity or with similar qualification are and will be true and correct as if made without such qualification. We have also assumed that the Merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the Merger Agreement and described in the joint proxy statement/prospectus that forms a part of the Registration Statement. ~~This opinion also assumes that the representations in Sections 3.14(b), 3.14(c), 4.14(b), and 4.14(c) of the Merger Agreement are accurate as of the date hereof.~~

        Subject to the assumptions, qualifications and limitations set forth herein and in the Registration Statement, we hereby confirm that all statements of legal conclusion attributed to Baker Botts L.L.P. in the discussion contained in the Registration Statement under the heading "Material Federal Income Tax Consequences" reflect the opinion of Baker Botts L.L.P. with respect to the matters set forth therein as of the effective date of the Registration Statement.

        Further, based on the foregoing, and subject to the assumptions, limitations and qualification set forth herein, it is our opinion that, for U.S. federal income tax purposes, except with respect to fractional units, (i) Pacific, Pacific Energy GP, LP, Pacific Energy Management LLC, and their subsidiaries will not recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code), and (ii) no gain or loss will be recognized by holders of Pacific common units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

        A Pacific unitholder's initial tax basis for his Plains common units received in the Merger will be equal to his tax basis in the Pacific common units exchanged therefor, minus his share of Pacific nonrecourse liabilities immediately before the Merger, plus his share of Plains nonrecourse liabilities immediately following the Merger.

        A Pacific common unitholder's holding period for the Plains common units received in the Merger that are attributable to Pacific's capital assets or assets used in its business as defined in Section 1231 of the Internal Revenue Code will include Pacific's holding period for those assets. The holding period for Plains common units received by a Pacific unitholder attributable to other assets of Pacific, such as inventory and receivables, will begin on the day following the Merger.

        A Pacific unitholder who receives cash instead of a fractional Plains common unit in the Merger will generally recognize gain or loss equal to the difference between the amount of cash received and the unitholder's adjusted tax basis allocable to such fractional common unit.

        The ~~opinion~~opinions set forth herein ~~is~~are based on current provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied may affect the validity of the ~~opinion~~opinions set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. No opinion is expressed on any matter other than those specifically covered by the ~~opinion~~opinions herein.

        We hereby consent to the filing of this letter as Exhibit 8.2 to the Registration Statement actually filed with the Commission and to the reference to our firm name under the heading "Material Federal Income Tax Consequences". In giving our consent, we do not thereby admit that we are (i) experts within the meaning of Section 11 of the Securities Act or (ii) within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,
Baker Botts L.L.P.

[Vinson & Elkins]

September 18, 2006

Via e-mail to Carmen Moncada-Terry
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Timothy Levenberg
                     Carmen Moncada-Terry

  Re:
  Plains All American Pipeline, L.P.
  Amendment No. 1 to Registration Statement on Form S-4
  Filed August 18, 2006
  File No. 333-135712

Dear Tim:

        On behalf of Plains All American Pipeline, L.P. ("Plains") and further to our telephone conversation today (the "Call") with Timothy Levenberg and Carmen Moncada-Terry of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), this letter sets forth below (i) the persons participating in the Call from each of Plains, Vinson & Elkins L.L.P. ("V&E") and Baker Botts L.L.P. ("Baker Botts"); and (ii) Plains' proposed revisions to the "Material Federal Income Tax Consequences" section of Plains' Registration Statement on Form S-4 (the "Registration Statement") containing the joint proxy statement/prospectus of Plains and Pacific Energy Partners, L.P. ("Pacific").

Participants on the Call

        The participants present on the Call from Plains were as follows:

  •
  Tim Moore, Vice President, General Counsel and Secretary
  •
  Ann Gullion, Senior Counsel—Securities

        The participants present on the Call from V&E were as follows:

  •
  William Finnegan, Partner—Corporate
  •
  Alan Beck, Partner—Corporate
  •
  Tim Fenn, Partner—Tax

        The participants present on the Call from Baker Botts were as follows:

  •
  Gregory Nelson, Partner—Tax
  •
  Breen Haire, Associate—Corporate
  •
  Dmitri Verenyov, Associate—Tax

Draft revisions to Tax Consequences section of the Registration Statement

        Based on additional tax analysis performed following our Call today, Plains and Pacific have determined that the additional debt incurred as a result of the merger (giving due consideration to the relative equity contribution to the surviving partnership in the merger of current Plains unitholders and former Pacific unitholders) will result in an increase in both a Pacific unitholder's and a Plains unitholder's share of Plains' nonrecourse liabilities immediately following the merger. As a result of this increase, Plains and Pacific do not anticipate that there will be a decrease in the amount of nonrecourse liabilities allocable to a Pacific common unitholder or a Plains common unitholder as a result of the merger (and, therefore, no deemed cash distribution will occur and no corresponding gain relative to basis is triggered).

        In light of these facts, Plains and Pacific have not included additional disclosure relative to the impact of a decrease in nonrecourse liabilities relative to a unitholder's basis. Instead, Plains and Pacific propose to revise the first two paragraphs on page 159 within the "Material Federal Income Tax Consequences" section of the Registration Statement in the manner reflected under Annex A attached hereto.

        If you have any further questions or comments, please call Alan Beck at (713) 758-3638 or Tim Moore at (713) 646-4484.

Sincerely,
VINSON & ELKINS L.L.P.
By:	/s/ Alan Beck Alan Beck
cc:
Tim Moore (Plains)
Breen Haire (Baker Botts)

ANNEX A

        A Pacific unitholder's initial tax basis for his Plains common units received in the merger will be equal to his tax basis in the Pacific common units exchanged therefor, plus his share of Plains nonrecourse liabilities immediately following the merger, minus his share of Pacific nonrecourse liabilities immediately before the merger.

        As a result of the merger, under Section 752 of the Code and the regulations promulgated thereunder, a ~~Pacific~~ unitholder of either Plains or Pacific will be treated as receiving a deemed cash distribution equal to the excess, if any, of such unitholder's share of ~~Pacific nonrecourse liabilities immediately~~nonrecourse liabilities immediately before the merger over such unitholder's share of the ~~Plains nonrecourse liabilities immediately following the merger. Similarly, a Plains common unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such unitholder's share of the Plains nonrecourse liabilities immediately before the merger over such unitholder's share of the Plains nonrecourse liabilities immediately following the merger.~~nonrecourse liabilities immediately following the merger. If the amount of the deemed cash distribution received by a Pacific common unitholder or a Plains common unitholder exceeds such unitholder's basis in ~~its~~his partnership interest, such unitholder ~~will~~would recognize gain in an amount equal to such excess.

        ~~A~~The additional debt incurred as a result of the merger is expected to result in an increase in both a Pacific unitholder's and a Plains unitholder's share of ~~the nonrecourse liabilities is determined under Section 752 of the Code and regulations promulgated thereunder. The application of these rules in the context of the merger is complex and subject to uncertainty. While there can be no assurance~~Plains' nonrecourse liabilities immediately following the merger. Moreover, the relative ownership percentages of Pacific unitholders and Plains unitholders in Plains immediately following the merger will not substantially change their respective shares of the historic Pacific and Plains nonrecourse liabilities. As a result, Plains and Pacific do not anticipate that there will be a material decrease in the amount of nonrecourse liabilities allocable to a ~~Pacific~~Plains common unitholder or a ~~Plains~~Pacific common unitholder as a result of the merger and, therefore, Plains and Pacific anticipate that no deemed cash distribution will occur and no corresponding gain relative to basis will be triggered.

[Vinson & Elkins L.L.P. Letterhead]

September 20, 2006

Via e-mail to Carmen Moncada-Terry
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Timothy Levenberg Carmen Moncada-Terry
Re:	Plains All American Pipeline, L.P. Amendment No. 1 to Registration Statement on Form S-4 Filed August 18, 2006 (File No. 333-135712)

Dear Tim:

        On behalf of Plains All American Pipeline, L.P. ("Plains") and further to our telephone conversation today, this letter sets forth below Plains' proposed additional tax-related revisions to Registration Statement on Form S-4 (the "Registration Statement") containing the joint proxy statement/prospectus of Plains and Pacific Energy Partners, L.P. ("Pacific").

        Plains and Pacific propose to revise the tax disclosures related to Section 752 of the Internal Revenue Code and contained in the "Material Federal Income Tax Consequences" section of Registration Statement in the manner reflected under Annex A attached hereto. We are prepared to discuss these revisions at your earliest convenience. If you have any questions, please call Alan Beck at (713) 758-3638 or Tim Moore at (713) 646-4484.

Sincerely,
VINSON & ELKINS L.L.P.
By:	/s/ ALAN BECK Alan Beck
cc:
Tim Moore (Plains)
Breen Haire (Baker Botts)

Annex A

[to replace Section 752 disclosure on pages 158-159 of the Registration Statement]

        A Plains unitholder's or Pacific unitholder's initial tax basis for his common units is the amount he paid for the common units plus his share of Plains' or Pacific's nonrecourse liabilities. That basis will be increased by his share of income allocated to him and by any increases in his share of nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions, by the unitholder's share of losses, by any decreases in his share of nonrecourse liabilities and by his share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

        A Pacific unitholder's initial tax basis for his Plains common units received in the merger will be equal to his tax basis in the Pacific common units exchanged therefor, plus his share of Plains' nonrecourse liabilities immediately after the merger, minus his share of Pacific's nonrecourse liabilities immediately before the merger.

        As a result of the merger, under Section 752 of the Code and the regulations promulgated thereunder, a unitholder of either Plains or Pacific will be deemed to have received a cash distribution equal to the excess, if any, of such unitholder's share of nonrecourse liabilities immediately before the merger over such unitholder's share of nonrecourse liabilities immediately after the merger (a "deemed cash distribution"). If the amount of the deemed cash distribution received by a unitholder exceeds such unitholder's basis in his common units, such unitholder would recognize gain in an amount equal to such excess.

        If a Plains unitholder's or a Pacific unitholder's tax basis in his common units is positive without including in the basis calculation his share of Plains' or Pacific's nonrecourse liabilities, such unitholder will not recognize gain as a result of the merger, regardless of whether such unitholder is deemed to receive a cash distribution in respect of any decrease in allocable partnership liabilities under Section 752 of the Code. Only if a Plains unitholder's or a Pacific unitholder's tax basis in his common units is positive solely because of his allocable share of nonrecourse liabilities does that unitholder have the possibility of gain under Section 752 of the Code.

        Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the merger, Plains and Pacific do not believe that there will be a decrease in the amount of nonrecourse liabilities allocable to a Pacific common unitholder or a Plains common unitholder as of the closing (a "reducing debt shift"). If a reducing debt shift does not occur, the merger will not result in a deemed cash distribution for any unitholders of Plains or Pacific. For a reducing debt shift to occur, there would have to be substantial variances from the total liabilities set forth in the June 30, 2006 pro forma balance sheet. Although we cannot give absolute assurance that such variances will not occur because of numerous business, economic, regulatory and competitive uncertainties beyond our control, we believe that the likelihood is remote that events would produce the variances necessary to result in a reducing debt shift. The following examples illustrate the magnitude of variance from the pro forma balance sheet as of June 30, 2006 that would result in a reducing debt shift:

  •
  If Pacific maintained its level of nonrecourse liabilities until the closing of the merger, Plains would have to incur more than $1.46 billion in additional nonrecourse liabilities prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Under this scenario, (i) a Pacific common unitholder's basis would not be reduced as a result of the merger and (ii) Plains would have to incur more than $1.84 billion in the aggregate of additional nonrecourse liabilities prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit.

  •
  If Pacific experienced a reduction in nonrecourse liabilities prior to the closing of the merger of $75,000,000, Plains would have to incur more than $1.18 billion in additional nonrecourse liabilities prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Under this scenario, (i) a Pacific common unitholder's basis would not be reduced as a result of the merger and (ii) Plains would have to incur more than $1.57 billion in the aggregate of additional nonrecourse liabilities prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit.

    For either of the examples above which result in reducing debt shift of $1.00 per unit, a Plains unitholder would recognize gain only if:

    •
    the unitholder's tax basis in his Plains common units is positive solely because of his allocable share of Plains' nonrecourse liabilities, and

    •
    his basis is less than $1.00 per unit.

  •
  If Plains maintained its level of nonrecourse liabilities until the closing of the merger, Pacific would have to incur more than $2.32 billion in additional nonrecourse liabilities prior to the closing of the merger (which it would not be allowed to do under the merger agreement) before any Pacific common unitholder would experience a reducing debt shift as a result of the merger. Under this scenario, (i) a Plains common unitholder's basis would not be reduced as a result of the merger and (ii) Pacific would have to incur more than $2.39 billion in the aggregate of additional nonrecourse liabilities prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit.

  •
  If Plains experienced a reduction in nonrecourse liabilities prior to the closing of the merger of $500,000,000, Pacific would have to incur more than $2.02 billion in additional nonrecourse liabilities prior to the closing of the merger (which it would not be allowed to do under the merger agreement) before a Pacific common unitholder would experience a reducing debt shift. Under this scenario, (i) a Plains common unitholder's basis would not be reduced as a result of the merger and (ii) Pacific would have to incur more than $2.08 billion in the aggregate of additional nonrecourse liabilities prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit.

    For either of the examples above which result in reducing debt shift of $1.00 per unit, a Pacific unitholder would recognize gain only if:

    •
    the unitholder's tax basis in his Pacific common units is positive solely because of his allocable share of Pacific's nonrecourse liabilities, and

    •
    his basis is less than $1.00 per unit.

From: Beck, Alan
 Sent: Wednesday, September 27, 2006 10:34 AM
 To: "Moncada-Terry, Carmen'
 Subject: Plains/Pacific—Revised Tax Disclosure

Carmen—

Attached are proposed revisions to the Plains/Pacific tax disclosure based on our discussions yesterday. Given the volume of changes, the clean version may be easier to read (but we wanted to provide a marked draft in the event it can ease your review). The marked draft shows the following:

  •
  with respect to Rider A (Q&A), Rider B (summary tax discussion) and Rider C (tax risk factor related to Section 752 of the Code), the marks reflect changes relative to the as-filed Amendment No. 1; and

  •
  with respect to Rider D (the Section 752 discussion for the "Material Federal Income Tax Consequences" section), the marks reflect changes relative to our prior submission to you.

If you have any questions about the markings, please let me know. Please pass these proposed revisions along to Roger and Tim. As we've indicated previously, your prompt attention to this matter would be greatly appreciated. Regards, Alan

___________________________________________
 Alan Beck
Vinson & Elkins LLP
First City Tower, 1001 Fannin, Suite 2300, Houston, TX 77002
direct 713.758.3638-- fax 713.615.5620
email abeck@velaw.com

Rider A~~:Q~~ [to replace tax Q&A at page 3]:

Q:
What are the expected tax consequences to common unitholders of the transaction?

A:
It is expected that neither the Plains common unitholders nor the Pacific common unitholders who receive Plains common units in exchange for their Pacific common units will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except with respect to cash received in lieu of fractional Plains common units~~and with respect to a net decrease in.~~ It is possible (as discussed immediately below) that a unitholder~~'s share of nonrecourse liabilities. A~~ will recognize gain if there is a net decrease in ~~a~~such unitholder's share of nonrecourse liabilities~~is not expected to occur~~ as a result of the merger.  ~~For a description of the expected material federal income tax consequences of the merger and the holding of Plains common units after the merger, please read the information set forth in~~ For additional information, please read "Material Federal Income Tax Consequences."

Q:
Under what circumstances could the merger result in gain recognition by a Pacific or Plains unitholder as a result of changes in such unitholder's share of nonrecourse liabilities?

A:
Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease. If the amount of any such deemed cash distribution were to exceed the unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize gain under Section 752 of the Code as a result of the merger. Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. For additional information, please read "Material Federal Income Tax Consequences."

Rider B~~:~~ [to replace summary tax discussion on page 14]:

U.S. Federal Income Tax Consequences (page 157)

        Tax matters are very complicated. The tax consequences of the merger to you will depend on your own situation. You are urged to consult your tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger to you.

        For U.S. federal income tax purposes, except with respect to cash received in lieu of fractional Plains common units and as described below with respect to a net decrease in a unitholder's share of nonrecourse liabilities, no gain or loss will be recognized by a Pacific unitholder or a Plains unitholder as a result of the merger.  ~~The merger will, however, result in the recalculation of each Plains and Pacific unitholder's share of nonrecourse liabilities. Each Plains unitholder and Pacific unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of the unitholder's share~~

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. The recalculation will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain circumstances, result in the recognition of gain by a unitholder. A Plains unitholder or a Pacific unitholder will not, however, recognize gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities. For additional information, please read "Material Federal Income Tax Consequences."~~of the nonrecourse liabilities immediately before the merger over the unitholder's share of the nonrecourse liabilities immediately following the merger. If the amount of the deemed cash distribution received by a Pacific unitholder or Plains unitholder exceeds such unitholder's basis in its partnership interest, such unitholder will recognize gain in an amount equal to such excess.~~

        The application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty ~~While there can be no~~ and accordingly, Plains and Pacific cannot provide absolute assurance~~, Plains and Pacific do not anticipate~~ that there will not be a ~~material~~net decrease in the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder as a result of the merger.

Rider C~~:~~ [to replace the second tax risk factor at page 38]:

The merger may result in ~~income recognition by Pacific and Plains unitholders.~~gain recognition by Pacific and Plains unitholders.

        Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease (a "deemed cash distribution"). If the amount of any such deemed cash distribution were to exceed such unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize gain under Section 752 of the Code as a result of the merger. A Plains unitholder or a Pacific unitholder will have the possibility of gain under Section 752 of the Code only if such unitholder's tax basis in the common units is positive solely because of his allocable share of nonrecourse liabilities.

        ~~As a result of the merger, each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated. Each Plains unitholder and Pacific unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such unitholder's share of nonrecourse liabilities immediately before the merger over such unitholder's share of nonrecourse liabilities immediately following the merger. If the amount of the deemed cash distribution received by a Pacific unitholder or a Plains unitholder exceeds the unitholder's basis in his partnership interest, such unitholder will recognize gain in an amount equal to such excess. The~~Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty~~. There can be no~~ and accordingly, Plains and Pacific cannot provide absolute assurance that there will not be a net decrease in the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder as a result of the merger.

Rider D~~:~~ [to replace Section 752 discussion at pages 158 and 159]:

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. As discussed in detail below, the recalculation will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain circumstances, result in the recognition of gain by a unitholder. A Plains unitholder or a Pacific unitholder will not, however, recognize gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities.

        A Plains unitholder's or Pacific unitholder's initial tax basis ~~for~~in his common units ~~is~~consists of the amount ~~he~~the unitholder paid for the common units plus ~~his~~the unitholder's share of Plains' or Pacific's nonrecourse liabilities. That basis will be increased by ~~his~~the unitholder's share of income ~~allocated to him~~ and by any increases in ~~his~~the unitholder's share of nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions, by the unitholder's share of losses, by any decreases in ~~his~~the unitholder's share of nonrecourse liabilities and by ~~his~~the unitholder's share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

        A Pacific unitholder's initial tax basis ~~for his~~in the Plains common units ~~received~~the unitholder will receive in the merger will be equal to ~~his~~the unitholder's tax basis in the Pacific common units exchanged therefor, plus ~~his~~the unitholder's share of Plains' nonrecourse liabilities immediately after the merger, minus ~~his~~the unitholder's share of Pacific's nonrecourse liabilities immediately before the merger. For these purposes, nonrecourse liabilities are liabilities of the partnership for which no partner has liability. All of the liabilities of Plains and Pacific will be considered nonrecourse liabilities.

        Under rules prescribed under Section 752 of the Code, following the merger the combined liabilities of Plains and Pacific, plus the new debt to be incurred by Plains in connection with the merger, will be allocated to the general partner and to the unitholders of Plains (including the former Pacific unitholders that receive Plains common units in the merger). Based on the pro forma balance sheet as of June 30, 2006, and because of the new debt to be incurred by Plains, Plains and Pacific believe that the allocable share of nonrecourse liabilities of both the Plains and Pacific unitholders will increase rather than decrease as a result of the merger and the related transactions. Because a unitholder's share of nonrecourse liabilities is included in the unitholder's basis, an increase in a unitholder's share of liabilities will result in a corresponding basis increase in the unitholder's common units.

        Although not anticipated, it is possible that the merger could result in a reduction in the allocable share of nonrecourse liabilities of a Plains unitholder or a Pacific unitholder, which we refer to as a "reducing debt shift." If a unitholder experiences a reduction in the unitholder's share of nonrecourse liabilities as a result of the merger, the unitholder will be deemed to have received a cash distribution equal to the amount of the reduction. A reduction in a unitholder's share of liabilities will result in a corresponding basis reduction in the unitholder's common units.

        A reducing debt shift and the resulting deemed cash distribution may, under certain circumstances, result in the recognition of gain by the unitholder. If the reduction in the unitholder's share of nonrecourse liabilities and the resulting deemed cash distribution exceeds such unitholder's common unit basis, such unitholder would recognize gain in an amount equal to such excess. However, the unitholder will not recognize gain if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's share of nonrecourse liabilities.

        ~~As a result of the merger, under Section 752 of the Code and the regulations promulgated thereunder, a unitholder of either Plains or Pacific will be deemed to have received a cash distribution equal to the excess, if any, of such unitholder's share of nonrecourse liabilities immediately before the merger over such unitholder's share of nonrecourse liabilities immediately after the merger (a "deemed cash distribution"). If the amount of the deemed cash distribution received by a unitholder exceeds such unitholder's basis in his common units, such unitholder would recognize gain in an amount equal to such excess.~~

        ~~If a Plains unitholder's or a Pacific unitholder's tax basis in his common units is positive without including in the basis calculation his share of Plains' or Pacific's nonrecourse liabilities, such unitholder will not recognize gain as a result of the merger, regardless of whether such unitholder is deemed to receive a cash distribution in respect of any decrease in allocable partnership liabilities under Section 752 of the Code. Only if a Plains unitholder's or a Pacific unitholder's tax basis in his common units is positive solely because of his allocable share of nonrecourse liabilities does that unitholder have the possibility of gain under Section 752 of the Code.~~Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains~~in connection with the merger~~, Plains and Pacific do not believe that there will be a ~~decrease in the amount of nonrecourse liabilities allocable to a Pacific common unitholder or a Plains common unitholder as of the closing (a "reducing debt shift"). If a reducing debt shift does not occur, the merger will not result in a deemed cash distribution for any unitholders of Plains or Pacific~~reducing debt shift as a result of the merger. For a reducing debt shift to occur, there would have to be substantial variances from the total liabilities set forth in the June 30, 2006 pro forma balance sheet. Although we cannot give absolute assurance that such variances will not occur because of numerous business, economic, regulatory and competitive uncertainties beyond our control, we believe that the likelihood is remote that events would produce the variances necessary to result in a reducing debt shift.

        The following examples illustrate the magnitude of variance from the pro forma balance sheet as of June 30, 2006 that would result in a reducing debt shift:

  •
  If Pacific ~~maintained its~~'s level of nonrecourse liabilities were to remain constant until the closing of the merger, Plains would have to incur more than $1.46 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.95 billion, an increase in excess of 30%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. ~~Under this scenario, (i) a Pacific common unitholder's basis would not be reduced as a result of the merger and (ii)~~ Plains would have to incur more than $1.84 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.33 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  •
  If Pacific ~~experienced a reduction in~~'s level of nonrecourse liabilities were reduced by $75,000,000 prior to the closing of the merger ~~of $75,000,000,~~, Plains would have to incur more than $1.18 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.67 billion, an increase in excess of 25%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. ~~Under this scenario, (i) a Pacific common unitholder's basis would not be reduced as a result of the merger and (ii)~~ Plains would have to incur more than $1.57 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.06 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

        ~~For either of the examples above which result in~~Plains' nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Plains' June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Plains unitholder would recognize gain only if the unitholder's tax basis in his Plains common units:

  •
  ~~the unitholder's tax basis in his Plains common units~~ is positive solely because of his allocable share of Plains' nonrecourse liabilities, and

  •
  ~~his basis~~ is less than $1.00 per unit.

  •
  If Plains ~~maintained its~~' level of nonrecourse liabilities were to remain constant until the closing of the merger, Pacific would have to incur more than $2.32 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.22 billion, an increase in excess of 250%) prior to the closing of the merger ~~(which it would not be allowed to do under the merger agreement)~~ before any Pacific common unitholder would experience a reducing debt shift as a result of the merger.~~Under this scenario, (i) a Plains common unitholder's basis would not be reduced as a result of the merger and (ii)~~ Pacific would have to incur more than $2.39 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.29 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  •
  If Plains ~~experienced a reduction in nonrecourse~~' level of non-recourse liabilities were reduced by $500,000,000 prior to the closing of the merger~~of $500,000,000,~~, Pacific would have to incur more than $2.02 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of $2.92 billion, an increase in excess of 220%) prior to the closing of the merger ~~(which it would not be allowed to do under the merger agreement)~~before a Pacific common unitholder would experience a reducing debt shift. ~~Under this scenario, (i) a Plains common unitholder's basis would not be reduced as a result of the merger and (ii)~~ Pacific would have to incur more than $2.08 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $2.98 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

        ~~For either of the examples above which result in~~Pacific's nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Pacific's June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Pacific unitholder would recognize gain only if the unitholder's basis in his Pacific common units:

  •
  ~~the unitholder's tax basis in his Pacific common units~~ is positive solely because of his allocable share of Pacific's nonrecourse liabilities, and

  •
  ~~his basis~~ is less than $1.00 per unit.

Rider A [to replace tax Q&A at page 3]:

Q:
What are the expected tax consequences to common unitholders of the transaction?

A:
It is expected that neither the Plains common unitholders nor the Pacific common unitholders who receive Plains common units in exchange for their Pacific common units will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except with respect to cash received in lieu of fractional Plains common units. It is possible (as discussed immediately below) that a unitholder will recognize gain if there is a net decrease in such unitholder's share of nonrecourse liabilities as a result of the merger. For additional information, please read "Material Federal Income Tax Consequences."

Q:
Under what circumstances could the merger result in gain recognition by a Pacific or Plains unitholder as a result of changes in such unitholder's share of nonrecourse liabilities?

A:
Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease. If the amount of any such deemed cash distribution were to exceed the unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize gain under Section 752 of the Code as a result of the merger. Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. For additional information, please read "Material Federal Income Tax Consequences."

Rider B [to replace summary tax discussion on page 14]:

U.S. Federal Income Tax Consequences (page 157)

        Tax matters are very complicated. The tax consequences of the merger to you will depend on your own situation. You are urged to consult your tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger to you.

        For U.S. federal income tax purposes, except with respect to cash received in lieu of fractional Plains common units and as described below with respect to a net decrease in a unitholder's share of nonrecourse liabilities, no gain or loss will be recognized by a Pacific unitholder or a Plains unitholder as a result of the merger.

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. The recalculation will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain circumstances, result in the recognition of gain by a unitholder. A Plains unitholder or a Pacific unitholder will not, however, recognize gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities. For additional information, please read "Material Federal Income Tax Consequences."

        The application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty and accordingly, Plains and Pacific cannot provide absolute assurance that there will not be a net decrease in the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder as a result of the merger.

Rider C [to replace the second tax risk factor at page 38]:

The merger may result in gain recognition by Pacific and Plains unitholders.

        Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease (a "deemed cash distribution"). If the amount of any such deemed cash distribution were to exceed such unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize gain under Section 752 of the Code as a result of the merger. A Plains unitholder or a Pacific unitholder will have the possibility of gain under Section 752 of the Code only if such unitholder's tax basis in the common units is positive solely because of his allocable share of nonrecourse liabilities.

        Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty and accordingly, Plains and Pacific cannot provide absolute assurance that there will not be a net decrease in the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder as a result of the merger.

Rider D [to replace Section 752 discussion at pages 158 and 159]:

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. As discussed in detail below, the recalculation will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain circumstances, result in the recognition of gain by a unitholder. A Plains unitholder or a Pacific unitholder will not, however, recognize gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities.

        A Plains unitholder's or Pacific unitholder's initial tax basis in his common units consists of the amount the unitholder paid for the common units plus the unitholder's share of Plains' or Pacific's nonrecourse liabilities. That basis will be increased by the unitholder's share of income and by any increases in the unitholder's share of nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions, by the unitholder's share of losses, by any decreases in the unitholder's share of nonrecourse liabilities and by the unitholder's share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

        A Pacific unitholder's initial tax basis in the Plains common units the unitholder will receive in the merger will be equal to the unitholder's tax basis in the Pacific common units exchanged therefor, plus the unitholder's share of Plains' nonrecourse liabilities immediately after the merger, minus the unitholder's share of Pacific's nonrecourse liabilities immediately before the merger. For these purposes, nonrecourse liabilities are liabilities of the partnership for which no partner has liability. All of the liabilities of Plains and Pacific will be considered nonrecourse liabilities.

        Under rules prescribed under Section 752 of the Code, following the merger the combined liabilities of Plains and Pacific, plus the new debt to be incurred by Plains in connection with the merger, will be allocated to the general partner and to the unitholders of Plains (including the former Pacific unitholders that receive Plains common units in the merger). Based on the pro forma balance sheet as of June 30, 2006, and because of the new debt to be incurred by Plains, Plains and Pacific believe that the allocable share of nonrecourse liabilities of both the Plains and Pacific unitholders will increase rather than decrease as a result of the merger and the related transactions. Because a unitholder's share of nonrecourse liabilities is included in the unitholder's basis, an increase in a unitholder's share of liabilities will result in a corresponding basis increase in the unitholder's common units.

        Although not anticipated, it is possible that the merger could result in a reduction in the allocable share of nonrecourse liabilities of a Plains unitholder or a Pacific unitholder, which we refer to as a "reducing debt shift." If a unitholder experiences a reduction in the unitholder¡?s share of nonrecourse liabilities as a result of the merger, the unitholder will be deemed to have received a cash distribution equal to the amount of the reduction. A reduction in a unitholder's share of liabilities will result in a corresponding basis reduction in the unitholder's common units.

        A reducing debt shift and the resulting deemed cash distribution may, under certain circumstances, result in the recognition of gain by the unitholder. If the reduction in the unitholder's share of nonrecourse liabilities and the resulting deemed cash distribution exceeds such unitholder's common unit basis, such unitholder would recognize gain in an amount equal to such excess. However, the unitholder will not recognize gain if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's share of nonrecourse liabilities.

        Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains, Plains and Pacific do not believe that there will be a reducing debt shift as a result of the merger. For a reducing debt shift to occur, there would have to be substantial variances from the total liabilities set forth in the June 30, 2006 pro forma balance sheet. Although we cannot give absolute assurance that such variances will not occur because of numerous business, economic, regulatory and competitive uncertainties beyond our control, we believe that the likelihood is remote that events would produce the variances necessary to result in a reducing debt shift.

        The following examples illustrate the magnitude of variance from the pro forma balance sheet as of June 30, 2006 that would result in a reducing debt shift:

  •
  If Pacific's level of nonrecourse liabilities were to remain constant until the closing of the merger, Plains would have to incur more than $1.46 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.95 billion, an increase in excess of 30%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Plains would have to incur more than $1.84 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.33 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  •
  If Pacific's level of nonrecourse liabilities were reduced by $75,000,000 prior to the closing of the merger, Plains would have to incur more than $1.18 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.67 billion, an increase in excess of 25%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Plains would have to incur more than $1.57 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.06 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  Plains' nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Plains' June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Plains unitholder would recognize gain only if the unitholder's tax basis in his Plains common units:

  •
  is positive solely because of his allocable share of Plains' nonrecourse liabilities, and

  •
  is less than $1.00 per unit.

•
If Plains' level of nonrecourse liabilities were to remain constant until the closing of the merger, Pacific would have to incur more than $2.32 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.22 billion, an increase in excess of 250%) prior to the closing of the merger before any Pacific common unitholder would experience a reducing debt shift as a result of the merger. Pacific would have to incur more than $2.39 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.29 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

•
If Plains' level of non-recourse liabilities were reduced by $500,000,000 prior to the closing of the merger, Pacific would have to incur more than $2.02 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of $2.92 billion, an increase in excess of 220%) prior to the closing of the merger before a Pacific common unitholder would experience a reducing debt shift. Pacific would have to incur more than $2.08 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $2.98 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

Pacific's nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Pacific's June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Pacific unitholder would recognize gain only if the unitholder's basis in his Pacific common units:

•
is positive solely because of his allocable share of Pacific's nonrecourse liabilities, and

•
is less than $1.00 per unit.

From: Beck, Alan
 Sent: Wednesday, September 27, 2006 6:53 PM
 To: ‘Moncada-Terry, Carmen‘
 Subject: Tax Revisions

Carmen—

Attached are revised tax disclosures, which I believe are responsive to the comments communicated by Tim this afternoon. The marked draft shows changes relative to the draft I provided you earlier this morning. As discussed, Plains and Pacific would like to be in a position to file an amendment tomorrow (Thursday) and go effective the following day (this Friday) to permit a proxy mailing in the first half of next week. Anything that you and Tim can do to help the parties meet this timetable would be greatly appreciated. Please let me know if you have any questions regarding the attached revisions. Regards, Alan

___________________________________________
 Alan Beck
Vinson & Elkins LLP
First City Tower, 1001 Fannin, Suite 2300, Houston, TX 77002
direct 713.758.3638-- fax 713.615.5620
email abeck@velaw.com

Rider A [to replace tax Q&A at page 3]:

Q:
What are the expected tax consequences to common unitholders of the transaction?

A:
It is expected that neither the Plains common unitholders nor the Pacific common unitholders who receive Plains common units in exchange for their Pacific common units will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except with respect to cash received in lieu of fractional Plains common units. It is possible (as discussed immediately below) that a unitholder will recognize taxable gain if there is a net decrease in such unitholder's share of nonrecourse liabilities as a result of the merger. For additional information, please read "Material Federal Income Tax Consequences."

Q:
Under what circumstances could the merger result in ~~gain recognition by~~ a Pacific or Plains unitholder recognizing taxable gain as a result of ~~changes in~~the recalculation of such unitholder's share of nonrecourse liabilities?

A:
Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. For these purposes, nonrecourse liabilities are liabilities of the partnership for which no partner has liability. All of the liabilities of Plains and Pacific will be considered nonrecourse liabilities. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease. If the amount of any such deemed cash distribution were to exceed the unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize taxable gain under Section 752 of the Code as a result of the merger. Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. For additional information, please read "Material Federal Income Tax Consequences."

Rider B [to replace summary tax discussion on page 14]:

U.S. Federal Income Tax Consequences (page 157)

        Tax matters are very complicated. The tax consequences of the merger to you will depend on your own situation. You are urged to consult your tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger to you.

        For U.S. federal income tax purposes, except with respect to cash received in lieu of fractional Plains common units and as described below with respect to a net decrease in a unitholder's share of nonrecourse liabilities, no gain or loss will be recognized by a Pacific unitholder or a Plains unitholder as a result of the merger.

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. The recalculation will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain circumstances, result in the recognition of gain by a unitholder. A Plains unitholder or a Pacific unitholder will not, however, recognize taxable gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities. For additional information, please read "Material Federal Income Tax Consequences."

        ~~The application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty and accordingly, Plains and Pacific cannot provide absolute assurance that there will not be a net decrease in~~ Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. Under certain unanticipated circumstances, however, the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder could decrease as a result of the merger, resulting in the recognition of taxable gain by such unitholder.

Rider C [to replace the second tax risk factor at page 38]:

~~The merger may result in gain recognition by~~Pacific and Plains unitholders may recognize taxable gain as a result of the merger.

        Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease (a "deemed cash distribution"). If the amount of any such deemed cash distribution were to exceed such unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize taxable gain under Section 752 of the Code as a result of the merger. A Plains unitholder or a Pacific unitholder will have the possibility of taxable gain under Section 752 of the Code only if such unitholder's tax basis in the common units is positive solely because of his allocable share of nonrecourse liabilities.

        ~~Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty and accordingly, Plains and Pacific cannot provide absolute assurance that there will not be a net decrease in~~Under certain unanticipated circumstances, the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder could decrease as a result of the merger, resulting in the recognition of taxable gain by such unitholder.

Rider D [to replace Section 752 discussion at pages 158 and 159]:

        As discussed in detail below, the recalculation of nonrecourse liabilities in connection with the merger will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain unanticipated circumstances, result in the recognition of taxable gain.

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. ~~As discussed in detail below, the recalculation will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain circumstances, result in the recognition of gain by a unitholder.~~ A Plains unitholder or a Pacific unitholder will not recognize taxable gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities.

        A Plains unitholder's or Pacific unitholder's initial tax basis in his common units consists of the amount the unitholder paid for the common units plus the unitholder's share of Plains' or Pacific's nonrecourse liabilities. That basis will be increased by the unitholder's share of income and by any increases in the unitholder's share of nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions, by the unitholder's share of losses, by any decreases in the unitholder's share of nonrecourse liabilities and by the unitholder's share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

        A Pacific unitholder's initial tax basis in the Plains common units the unitholder will receive in the merger will be equal to the unitholder's tax basis in the Pacific common units exchanged therefor, plus the unitholder's share of Plains' nonrecourse liabilities immediately after the merger, minus the unitholder's share of Pacific's nonrecourse liabilities immediately before the merger. For these purposes, nonrecourse liabilities are liabilities of the partnership for which no partner has liability. All of the liabilities of Plains and Pacific will be considered nonrecourse liabilities.

        Under rules prescribed under Section 752 of the Code, following the merger the combined liabilities of Plains and Pacific, plus the new debt to be incurred by Plains in connection with the merger, will be allocated to the general partner and to the unitholders of Plains (including the former Pacific unitholders that receive Plains common units in the merger). Based on the pro forma balance sheet as of June 30, 2006, and because of the new debt to be incurred by Plains, Plains and Pacific believe that the allocable share of nonrecourse liabilities of both the Plains and Pacific unitholders will increase rather than decrease as a result of the merger and the related transactions. Because a unitholder's share of nonrecourse liabilities is included in the unitholder's basis, an increase in a unitholder's share of liabilities will result in a corresponding basis increase in the unitholder's common units.

        Although not anticipated, it is possible that the merger could result in a reduction in the allocable share of nonrecourse liabilities of a Plains unitholder or a Pacific unitholder, which we refer to as a "reducing debt shift." If a unitholder experiences a reduction in the unitholder's share of nonrecourse liabilities as a result of the merger, the unitholder will be deemed to have received a cash distribution equal to the amount of the reduction. A reduction in a unitholder's share of liabilities will result in a corresponding basis reduction in the unitholder's common units.

        A reducing debt shift and the resulting deemed cash distribution may, under certain circumstances, result in the recognition of taxable gain by the unitholder. If the reduction in the unitholder's share of nonrecourse liabilities and the resulting deemed cash distribution exceeds such unitholder's common unit basis, such unitholder would recognize gain in an amount equal to such excess. However, the unitholder will not recognize taxable gain if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's share of nonrecourse liabilities.

        Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains, Plains and Pacific do not believe that there will be a reducing debt shift as a result of the merger. For a reducing debt shift to occur, there would have to be substantial variances from the total liabilities set forth in the June 30, 2006 pro forma balance sheet. Although we cannot give absolute assurance that such variances will not occur because of numerous business, economic, regulatory and competitive uncertainties beyond our control, we believe that the likelihood is remote that events would produce the variances necessary to result in a reducing debt shift.

        The following examples illustrate the magnitude of variance from the historical liabilities set forth in the pro forma balance sheet as of June 30, 2006 (which were approximately $4.5 billion for Plains and $896 million for Pacific) that would result in a reducing debt shift:

  •
  If Pacific's level of nonrecourse liabilities were to remain constant until the closing of the merger, Plains would have to incur more than $1.46 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.95 billion, an increase in excess of 30%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Plains would have to incur more than $1.84 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.33 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  •
  If Pacific's level of nonrecourse liabilities were reduced by $75,000,000 prior to the closing of the merger, Plains would have to incur more than $1.18 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.67 billion, an increase in excess of 25%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Plains would have to incur more than $1.57 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.06 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

    Plains' nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Plains' June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Plains unitholder would recognize taxable gain only if the unitholder's tax basis in his Plains common units:

    •
    is positive solely because of his allocable share of Plains' nonrecourse liabilities, and

    •
    is less than $1.00 per unit.

  •
  If Plains' level of nonrecourse liabilities were to remain constant until the closing of the merger, Pacific would have to incur more than $2.32 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.22 billion, an increase in excess of 250%) prior to the closing of the merger before any Pacific common unitholder would experience a reducing debt shift as a result of the merger. Pacific would have to incur more than $2.39 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.29 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  •
  If Plains' level of non-recourse liabilities were reduced by $500,000,000 prior to the closing of the merger, Pacific would have to incur more than $2.02 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of $2.92 billion, an increase in excess of 220%) prior to the closing of the merger before a Pacific common unitholder would experience a reducing debt shift. Pacific would have to incur more than $2.08 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $2.98 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

    Pacific's nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Pacific's June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Pacific unitholder would recognize taxable gain only if the unitholder's basis in his Pacific common units:

    •
    is positive solely because of his allocable share of Pacific's nonrecourse liabilities, and

    •
    is less than $1.00 per unit.

Rider A [to replace tax Q&A at page 3]:

Q:
What are the expected tax consequences to common unitholders of the transaction?

A:
It is expected that neither the Plains common unitholders nor the Pacific common unitholders who receive Plains common units in exchange for their Pacific common units will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except with respect to cash received in lieu of fractional Plains common units. It is possible (as discussed immediately below) that a unitholder will recognize taxable gain if there is a net decrease in such unitholder's share of nonrecourse liabilities as a result of the merger. For additional information, please read "Material Federal Income Tax Consequences."

Q:
Under what circumstances could the merger result in a Pacific or Plains unitholder recognizing taxable gain as a result of the recalculation of such unitholder's share of nonrecourse liabilities?

A:
Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. For these purposes, nonrecourse liabilities are liabilities of the partnership for which no partner has liability. All of the liabilities of Plains and Pacific will be considered nonrecourse liabilities. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease. If the amount of any such deemed cash distribution were to exceed the unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize taxable gain under Section 752 of the Code as a result of the merger. Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. For additional information, please read "Material Federal Income Tax Consequences."

Rider B [to replace summary tax discussion on page 14]:

U.S. Federal Income Tax Consequences (page 157)

        Tax matters are very complicated. The tax consequences of the merger to you will depend on your own situation. You are urged to consult your tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger to you.

        For U.S. federal income tax purposes, except with respect to cash received in lieu of fractional Plains common units and as described below with respect to a net decrease in a unitholder's share of nonrecourse liabilities, no gain or loss will be recognized by a Pacific unitholder or a Plains unitholder as a result of the merger.

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. The recalculation will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain circumstances, result in the recognition of gain by a unitholder. A Plains unitholder or a Pacific unitholder will not, however, recognize taxable gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities. For additional information, please read "Material Federal Income Tax Consequences."

        Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains in connection with the transactions related to the merger, Plains and Pacific do not believe that there will be a decrease in any Plains or Pacific unitholder's share of nonrecourse liabilities as a result of the merger. Under certain unanticipated circumstances, however, the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder could decrease as a result of the merger, resulting in the recognition of taxable gain by such unitholder.

Rider C [to replace the second tax risk factor at page 38]:

Pacific and Plains unitholders may recognize taxable gain as a result of the merger.

        Each Plains and Pacific unitholder's tax basis in his units includes the unitholder's pro rata share of the nonrecourse liabilities of the applicable partnership. Each Plains and Pacific unitholder's share of nonrecourse liabilities will be recalculated in connection with the merger, and the unitholder's tax basis could increase or decrease as a result. Under Section 752 of the Code, if the merger were to result in a decrease in a unitholder's share of nonrecourse liabilities of the applicable partnership, then the unitholder will be deemed to have received a cash distribution equal to such decrease (a "deemed cash distribution"). If the amount of any such deemed cash distribution were to exceed such unitholder's basis in the common units, that unitholder would recognize gain in an amount equal to such excess. However, if the unitholder's tax basis is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities, that unitholder will not recognize taxable gain under Section 752 of the Code as a result of the merger. A Plains unitholder or a Pacific unitholder will have the possibility of taxable gain under Section 752 of the Code only if such unitholder's tax basis in the common units is positive solely because of his allocable share of nonrecourse liabilities.

        Under certain unanticipated circumstances, the amount of nonrecourse liabilities allocable to a Pacific unitholder or a Plains common unitholder could decrease as a result of the merger, resulting in the recognition of taxable gain by such unitholder.

Rider D [to replace Section 752 discussion at pages 158 and 159]:

        As discussed in detail below, the recalculation of nonrecourse liabilities in connection with the merger will affect the tax basis of each Plains and Pacific unitholder in their post-merger Plains common units and could, under certain unanticipated circumstances, result in the recognition of taxable gain.

        As result of the merger, the Plains and Pacific unitholders' allocable shares of nonrecourse liabilities will be recalculated to take into account the exchange of Pacific common units for Plains common units and to take into account the additional debt to be incurred by Plains in connection with transactions related to the merger. A Plains unitholder or a Pacific unitholder will not recognize taxable gain under the tax rules as a result of the merger if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's allocable share of nonrecourse liabilities.

        A Plains unitholder's or Pacific unitholder's initial tax basis in his common units consists of the amount the unitholder paid for the common units plus the unitholder's share of Plains' or Pacific's nonrecourse liabilities. That basis will be increased by the unitholder's share of income and by any increases in the unitholder's share of nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions, by the unitholder's share of losses, by any decreases in the unitholder's share of nonrecourse liabilities and by the unitholder's share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

        A Pacific unitholder's initial tax basis in the Plains common units the unitholder will receive in the merger will be equal to the unitholder's tax basis in the Pacific common units exchanged therefor, plus the unitholder's share of Plains' nonrecourse liabilities immediately after the merger, minus the unitholder's share of Pacific's nonrecourse liabilities immediately before the merger. For these purposes, nonrecourse liabilities are liabilities of the partnership for which no partner has liability. All of the liabilities of Plains and Pacific will be considered nonrecourse liabilities.

        Under rules prescribed under Section 752 of the Code, following the merger the combined liabilities of Plains and Pacific, plus the new debt to be incurred by Plains in connection with the merger, will be allocated to the general partner and to the unitholders of Plains (including the former Pacific unitholders that receive Plains common units in the merger). Based on the pro forma balance sheet as of June 30, 2006, and because of the new debt to be incurred by Plains, Plains and Pacific believe that the allocable share of nonrecourse liabilities of both the Plains and Pacific unitholders will increase rather than decrease as a result of the merger and the related transactions. Because a unitholder's share of nonrecourse liabilities is included in the unitholder's basis, an increase in a unitholder's share of liabilities will result in a corresponding basis increase in the unitholder's common units.

        Although not anticipated, it is possible that the merger could result in a reduction in the allocable share of nonrecourse liabilities of a Plains unitholder or a Pacific unitholder, which we refer to as a "reducing debt shift." If a unitholder experiences a reduction in the unitholder's share of nonrecourse liabilities as a result of the merger, the unitholder will be deemed to have received a cash distribution equal to the amount of the reduction. A reduction in a unitholder's share of liabilities will result in a corresponding basis reduction in the unitholder's common units.

        A reducing debt shift and the resulting deemed cash distribution may, under certain circumstances, result in the recognition of taxable gain by the unitholder. If the reduction in the unitholder's share of nonrecourse liabilities and the resulting deemed cash distribution exceeds such unitholder's common unit basis, such unitholder would recognize gain in an amount equal to such excess. However, the unitholder will not recognize taxable gain if the unitholder's tax basis in his common units is positive without including any basis associated with the unitholder's share of nonrecourse liabilities.

        Based on the pro forma balance sheet as of June 30, 2006, and because of the additional debt to be incurred by Plains, Plains and Pacific do not believe that there will be a reducing debt shift as a result of the merger. For a reducing debt shift to occur, there would have to be substantial variances from the total liabilities set forth in the June 30, 2006 pro forma balance sheet. Although we cannot give absolute assurance that such variances will not occur because of numerous business, economic, regulatory and competitive uncertainties beyond our control, we believe that the likelihood is remote that events would produce the variances necessary to result in a reducing debt shift.

        The following examples illustrate the magnitude of variance from the historical liabilities set forth in the pro forma balance sheet as of June 30, 2006 (which were approximately $4.5 billion for Plains and $896 million for Pacific) that would result in a reducing debt shift:

  •
  If Pacific's level of nonrecourse liabilities were to remain constant until the closing of the merger, Plains would have to incur more than $1.46 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.95 billion, an increase in excess of 30%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Plains would have to incur more than $1.84 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.33 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  •
  If Pacific's level of nonrecourse liabilities were reduced by $75,000,000 prior to the closing of the merger, Plains would have to incur more than $1.18 billion in additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $5.67 billion, an increase in excess of 25%) prior to the closing of the merger before any Plains common unitholder would experience a reducing debt shift as a result of the merger. Plains would have to incur more than $1.57 billion in the aggregate of additional nonrecourse liabilities (resulting in total Plains liabilities of approximately $6.06 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Pacific common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

    Plains' nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Plains' June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Plains unitholder would recognize taxable gain only if the unitholder's tax basis in his Plains common units:

    •
    is positive solely because of his allocable share of Plains' nonrecourse liabilities, and

    •
    is less than $1.00 per unit.

  •
  If Plains' level of nonrecourse liabilities were to remain constant until the closing of the merger, Pacific would have to incur more than $2.32 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.22 billion, an increase in excess of 250%) prior to the closing of the merger before any Pacific common unitholder would experience a reducing debt shift as a result of the merger. Pacific would have to incur more than $2.39 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $3.29 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

  •
  If Plains' level of non-recourse liabilities were reduced by $500,000,000 prior to the closing of the merger, Pacific would have to incur more than $2.02 billion in additional nonrecourse liabilities (resulting in total Pacific liabilities of $2.92 billion, an increase in excess of 220%) prior to the closing of the merger before a Pacific common unitholder would experience a reducing debt shift. Pacific would have to incur more than $2.08 billion in the aggregate of additional nonrecourse liabilities (resulting in total Pacific liabilities of approximately $2.98 billion) prior to the closing of the merger for the reducing debt shift to exceed $1.00 per unit. Under either scenario, a Plains common unitholder's basis would not be reduced as a result of the merger and no gain recognition would result.

    Pacific's nonrecourse liabilities at quarter end for the preceding twelve quarters have never exceeded the amount of total liabilities reflected in Pacific's June 30, 2006 balance sheet. Moreover, even if a reducing debt shift of $1.00 per unit were to occur, a Pacific unitholder would recognize taxable gain only if the unitholder's basis in his Pacific common units:

    •
    is positive solely because of his allocable share of Pacific's nonrecourse liabilities, and

    •
    is less than $1.00 per unit.

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MATERIAL FEDERAL INCOME TAX CONSEQUENCES
Annex A